BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (formerly known as Westport Innovations Inc.; “Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2017. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of March 22, 2018.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

The forward looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is the premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components. Our diverse and complete product offering sold under established global brands address a broad range of alternative fuels including liquid petroleum gas (“LPG”) , compressed natural gas (“CNG”) , liquid natural gas (“LNG”), renewable natural gas (“RNG”) , and hydrogen which have environmental and economic advantages. We supply our products and services through a global network of distributors and numerous Original Engine Manufacture (“OEM”) and delayed OEM (“DOEM”) customers in more than 70 countries. Today our products and services are available for the passenger car and light-, medium- and heavy-duty, HHP, cryogenics, and CNG refueling markets.

We are leveraging our scale, customer base, and global sales and distribution networks to continue growing market share; a strategy we believe will lead to a stronger financial position. In addition to our significant operational competency in well-established automotive markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. We reached a significant milestone during 2017 with the shipment of the first commercial Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") components to our European OEM launch partner. Our fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced greenhouse gas emissions, and the capability to run entirely on renewable fuels.

Westport Fuel Systems has a compelling value proposition. We have a wide range of brands and products for diverse applications and markets; we offer market-ready solutions for global environmental challenges; and we occupy a premier technology leadership position. Our operationally focused leadership team has deep expertise in successful organizational structure, customer satisfaction, and financial discipline. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), had record income before income taxes of $58.3 million in 2017. The tax reform in the United States will significantly benefit CWI for 2018 and future years due to the lower corporate tax rate, despite resulting in a $13.4 million tax charge in 2017.

The Company recorded revenues of $247.1 million in 2017, an increase of 39% over 2016, primarily as a result of consolidating a full year of Fuel Systems Solutions, Inc ("Fuel Systems") results since the merger on June 1, 2016. Our Adjusted EBITDA (see non-GAAP measures in this MD&A) decreased from a loss of $43.4 million in 2016 to a loss of $17.9 million in 2017, a 59% improvement. The decreased loss is a result of strong operating performance, merger synergies, record results from CWI and lower spending on research and development,

During 2017 and through March 22, 2018, the Company completed a number of significant undertakings to improve its liquidity position, strengthen its balance sheet and simplify the number of businesses that the Company will focus on.

•	On April 28, 2017, the Company closed the transaction to sell the Industrial segment's Auxiliary Power Unit ("APU") business for total consideration of $70.0 million.

•	On May 30, 2017, the Company sold additional Industrial assets for total consideration of $17.5 million.

•	In July 2017, the Company completed an equity offering where it issued 19,125,000 common shares for gross proceeds of $28.7 million.

•
In September 2017, the Company repaid $CDN 55.0 million of maturing debt. This debt was unsecured and carried a 9% interest rate. Approximately $CDN 5.0 million of this debt was tendered to the Company in August 2017 and a 1% premium was paid.

•	In December 2017, the Company received $20.0 million as part of a loan agreement with Export Development Canada.

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time Management's evaluation has concluded that there are no known or foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements were issued. The Company's financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At December 31, 2017, the Company's net working capital was $80.5 million (2016 - $54.0 million) including cash and cash equivalents of $71.8 million (2016 - $60.9 million), and its long-term debt was $54.4 million of which $9.0 million matures in 2018. The Company incurred a significant loss from continuing operations of $61.1 million (2016 - $99.4 million) and negative cash flows from continuing operating activities during 2017 of $47.5 million (2016 - $80.4 million) and has accumulated a deficit of $966.9 million since inception. In the course of 2017, the Company completed significant non-core asset sales and a capital increase which allowed repayment of long-term debt otherwise coming due in 2017, and increased the Company’s cash available to fund future operations. The Company continues to work towards its goals of increasing revenues and reducing expenditures, which Management expects will improve results from operations and operating cash flows in 2018. In particular, with the HPDI 2.0 product now in production, management expects that the engineering and development spend and the associated capital expenditures on this product will decrease significantly in 2018 and this reduction will, itself, improve cash flows. In addition, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold or invest in these assets.

Management is confident that the cash on hand at December 31, 2017 and the improvements to the operations expected for 2018 will provide the cash flow necessary to fund operations over the next year to March 31, 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

Operating Business Units

The principal focus of the operating business units are summarized below:

Automotive Business Segment

The Westport Fuel Systems Automotive segment designs, manufactures and sells CNG and LPG components and systems for passenger cars, light-duty trucks and medium-duty vehicles including OEM, delayed OEM (“DOEM”) and Aftermarket segments. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.

We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor under 11 well-recognized and well-established brands. We supply a large number of global OEMs including Volkswagen, Tata, GAZ, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Aftermarket distributors and customers.

The Automotive segment also designs, manufactures, and sells a wide range of CNG compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.

With effect from Q1 2017, the high pressure components and electronics product lines, formerly classified under the Industrial Business Segment, were consolidated into the Automotive business and the comparative balances reclassified accordingly.

Industrial Business Segment

On April 28, 2017, the Company completed the sale of the Auxiliary Power Unit ("APU") business, and on May 30, 2017, the Company sold additional assets of the Industrial business. Effective from Q1 2017, the Industrial Business Segment is no longer considered an operating segment and has been reclassified to discontinued operations retrospectively.

Corporate and Technology Investments Segment

The Corporate and Technology Investments segment is responsible for current and advanced research and development programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics. The corporate oversight and general administrative functions for the Company are grouped under this unit.

Westport’s next generation of HPDI technology, Westport™ HPDI 2.0, will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are primarily manufactured in partner facilities, and offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors are developed with core components of Westport's HPDI™ 2.0 fuel system.

Westport’s proprietary High Efficiency Spark ignited ("HESI") technology is designed to provide vehicle and engine OEMs with a natural gas solution that exceeds the power and torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficient and lower emissions package. Using 100% dedicated natural gas as fuel, this technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. Developed to meet the highest level of OEM quality standards, Westport's new combustion system and components have been undergoing testing and are being further developed to offer ready integration into OEM applications globally.

Cummins Westport Inc. ("CWI") Joint Venture

CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on up to 100% RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc. ("WPI"), a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement (the "Amended JVA") governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of selling, marketing and developing spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Weichai Westport Inc. Joint Venture

WWI is a joint venture between the Company, Weichai Holding Group Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. focusing on the Chinese market. In April 2016, the Company sold a portion of its economic interest in WWI and the Company discontinued reporting of WWI on an equity basis since the Company no longer had significant influence in the joint venture from that date. Accordingly, the Company has not considered WWI a business segment subsequent to the first quarter of 2016.

Change to Operating Segments in Q1 2018

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other Technology related activities previously reported under the Corporate & Technology segment will be combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, the Company will manage and report the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate:

•
Transportation: consists of the previous Automotive segment with the addition of the Westport HPDI 2.0™ product line, technologies such as HESI and electronics, current and advanced research and development programs, supply chain, and product planning activities. This segment is accountable for driving strategy, creating business value, and delivering financial performance.

•	CWI Joint Venture: represents Westport Fuel Systems 50% share in the CWI joint venture.

•	Corporate: responsible for public company activities, corporate oversight and general administrative duties.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for 2017, 2016 and 2015. The 2016 results include seven months results from Fuel Systems as a result of the merger effective June 1, 2016.

Selected Consolidated Statements of Operations Data

	Years ended December 31,
	2017	2016	2015
		(Adjusted, Note 2)
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$247.1	$177.4	$103.3
Gross margin	64.2	36.3	18.1
GM %	26.0%	20.5%	17.5%
Net loss from continuing operations (1)	(61.1)	(99.4)	(99.2)
Net income from discontinued operations (2)	51.1	1.8	—
Net loss	(10.0)	(97.6)	(99.2)
Net loss per share from continuing operations - basic and diluted	(0.51)	(1.09)	(1.55)
Net loss per share	(0.08)	(1.07)	(1.55)
Weighted average basic shares outstanding	119,558,566	91,028,504	64,109,703
Weighted average diluted shares outstanding	132,133,072	99,757,611	64,109,703

(1)
Significant items in comparative period: the comparative 2016 period data include revenue from Fuel Systems' business for the seven-month period since the June 1, 2016 acquisition, a bargain purchase gain of $35.8 million, and a $19.0 million restructuring provision recorded for severance and facility closures.

(2)
Sales of Industrial business: with effect from the first quarter of 2017, the Industrial business segment was reclassified retrospectively as discontinued operations and in the second quarter of the same year, the majority of its assets were sold generating a net gain of $58.3 million that is included in net income from discontinued operations and net income fo r2017. See note 6 in the consolidated financial statements.

The following table sets forth a summary of our financial position as at December 31, 2017 and December 31, 2016:

Selected Balance Sheet Data

	December 31, 2017	December 31, 2016
(expressed in millions of United States dollars)
Cash and cash equivalents	$71.8	$60.9
Total assets	313.6	331.5
Debt, including current portion (1)	54.4	79.0
Royalty payable, including current portion	19.0	21.6
Total liabilities	195.6	246.0
Shareholder's equity	118.0	85.4

(1) During the year, the Company repaid $CDN 55.0 million of maturing debt. A new loan for $20.0 million was established with EDC with this principal being repaid over four years. As a result of these transactions, our current ratio has improved significantly.

The following table sets forth a summary of the financial results of the CWI Joint Venture for 2017, 2016 and 2015.

Selected CWI Statements of Operations Data

	Years ended December 31,
	2017	2016	2015
(expressed in millions of United States dollars)
Total revenue	$317.3	$276.5	$331.9
Gross margin	109.5	77.1	101.4
GM %	34.5%	27.9%	30.6%
Net income before income taxes	58.3	16.7	48.1
Net income attributable to the Company (1)	12.5	5.6	14.9

(1) As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13.4 million in 2017.

RESULTS FROM OPERATIONS

The following tables summarize results by segment for 2017, 2016 and 2015.

Items Affecting Comparability of Results from 2016 to 2017

(1) The year ended December 31, 2016 includes only seven months of Fuel Systems' results and this is reported in the "Automotive" segment in the tables below.
(2) WWI results are only included in total segment revenue for the three months ended March 31, 2016, as WWI has no longer been considered an operating segment in subsequent periods due to the Company's reduced interest pursuant to a sale to the Cartesian Capital Group ("Cartesian").

Revenue 2017/2016

Total consolidated revenues increased $69.7 million, or 39% from $177.4 million in 2016 to $247.1 million in 2017 largely due to 2016 only including seven months of Fuel Systems' results.

The following table summarizes revenues by segment for the year ended December 31, 2017 compared to the year ended December 31, 2016:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2017	2016	$	%
Automotive	$239.4	$172.3	$67.1	39%
Corporate and Technology Investments	7.7	5.1	2.6	51%
CWI	317.3	276.5	40.8	15%
WWI	—	29.9	(29.9)	(100)%
Total segment revenues	$564.4	$483.8	$80.6	17%
Less: Equity investees' revenues	317.3	306.4	10.9	4%
Total consolidated revenues	$247.1	$177.4	$69.7	39%

Automotive revenue for the year ended December 31, 2017 was $239.4 million compared with $172.3 million for the year ended December 31, 2016. The increase in revenue was primarily due to the consolidation of Fuel Systems for twelve months as opposed to seven months in 2016. Total Automotive revenue for the year ended December 31, 2016 includes sales from the Fuel Systems' business for the seven month period since the June 1, 2016 acquisition. In addition, there was a 2% appreciation in the Euro compared to the US dollar, and strong sales in the European aftermarket business.

Corporate and Technology Investments revenue for the year ended December 31, 2017 was $7.7 million compared with $5.1 million for the year ended December 31, 2016. The Company continues to achieve revenue-generating milestones with its HPDI 2.0 launch customer and with various other customers, and in the fourth quarter of 2017, the Company began selling its HPDI 2.0 products.

CWI revenue for the year ended December 31, 2017 was $317.3 million compared with $276.5 million for the year ended December 31, 2016. Unit sales for the year ended December 31, 2017 were 7,955 compared to 7,232 for the year ended December 31, 2016. The increase in revenue was primarily due to the increase in units sold and an increase in parts revenue attributed to the increase in the natural gas engine population in service.

Gross Margin 2017/2016

Total consolidated gross margin increased $27.9 million, or 77% from $36.3 million in 2016 to $64.2 million in 2017.

The following table presents gross margin by segment for 2017 compared to 2016:

(expressed in millions of U.S. dollars)

	Year ended		Year ended
	December 31,	% of	December 31,	% of	Change
	2017	Revenue	2016	Revenue	$	%
Automotive	$57.9	24%	$32.2	19%	$25.7	80%
Corporate and Technology Investments	6.3	82%	4.1	80%	2.2	54%
CWI	109.5	35%	77.1	28%	32.4	42%
WWI	—	—%	3.0	10%	(3.0)	(100)%
Total segment gross margin	$173.7	31%	$116.4	24%	$57.3	49%
Less: equity investees' gross margin	109.5	35%	80.1	26%	29.4	37%
Total consolidated gross margin	$64.2	26%	$36.3	20%	$27.9	77%

Automotive gross margin increased by $25.7 million to $57.9 million, or 24% of revenue, for the year ended December 31, 2017, compared to $32.2 million, or 19% of revenue for the year ended December 31, 2016. Gross margins increased due to higher revenues, lower obsolescence charges, an acquisition-related adjustment in the prior year and cost reductions resulting from the restructuring activities beginning in the third quarter of 2016.

Corporate and Technology Investments gross margin for the year ended December 31, 2017 was $6.3 million compared with $4.1 million for the year ended December 31, 2016. The Company continues to achieve milestones with its HPDI 2.0 launch customer and other partners.

CWI gross margin increased by $32.4 million to $109.5 million, or 35% of revenue from $77.1 million or 28% of revenue in the prior year. The increase in gross margin and gross margin percentage is driven by higher revenues, a favorable parts revenue mix compared to the prior year. In addition, there was a positive warranty adjustment of $9.9 million for the year ended December 31, 2017 compared to a negative warranty adjustment of $0.6 million for the year ended December 31, 2016.

Research and Development Expenses 2017/2016

The following table presents details of research and development (“R&D”) expense by segment for 2017 compared to 2016:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2017	2016	$	%
Automotive	$16.0	$16.1	$(0.1)	(1)%
Corporate and Technology Investments	35.1	39.8	(4.7)	(12)%
Total Research and Development	$51.1	$55.9	$(4.8)	(9)%

Automotive R&D expenses for the year ended December 31, 2017 was $16.0 million compared with $16.1 million for the year ended December 31, 2016. For the year ended December 31, 2016, total Automotive R&D expenses only includes expenditures for the seven month period since the June 1, 2016 acquisition. Overall, R&D expenses decreased due to restructuring activities taken in 2016 with the closure of the Australian office and reduction of workforce in the US Automotive business, offset by slightly higher charges due to the strength of the Euro compared to the US dollar.

Corporate and Technology Investments R&D expenses for the year ended December 31, 2017 were $35.1 million compared with $39.8 million for the year ended December 31, 2016. R&D expenses decreased due to a reduction in headcount in Vancouver and China due to restructuring activities beginning in third quarter of 2016, offset by slightly higher charges due to the increase of the Canadian dollar compared to the US dollar. R&D expenses are expected to decrease in 2018 as the Company launched HPDI 2.0 in the fourth quarter of 2017.

Sales and Marketing, General and Administrative Expenses 2017/2016

The following table presents details of Sales and Marketing, General and Administrative (“SG&A”) expense by segment for 2017 compared to 2016:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2017	2016	$	%
Automotive	$35.8	$28.5	$7.3	26%
Corporate and Technology Investments	28.7	35.0	(6.3)	(18)%
Total Selling, General and Administrative	$64.5	$63.5	$1.0	2%

Automotive SG&A expenses for year ended December 31, 2017 were $35.8 million compared with $28.5 million for the year ended December 31, 2016. For the year ended December 31, 2016, total Automotive SG&A expenses only includes expenditures associated with the Fuel Systems acquisition for the seven month period since June 1, 2016. SG&A expense also increased in the year ended December 31, 2017 due to the strong Euro as compared to the prior year and an increase to the bonus accrual.

Corporate and Technology Investments SG&A expenses for the year ended December 31, 2017 were $28.7 million compared with $35.0 million for the year ended December 31, 2016. The decrease is due to merger related costs associated with the Fuel Systems acquisition in 2016 which did not occur in 2017 and lower salary expense due to restructuring activities that took place in 2016. The decrease was offset by an increase to the bonus accrual and a stronger Canadian dollar as compared to the prior year.

Items Affecting Comparability of Results from 2015 to 2016

The Company’s 2015 income statement does not include any Fuel Systems results as compared to 2016 which includes seven months. However, where meaningful, information for Fuel Systems for the prior year has been provided for comparison purposes.

Revenues 2016/2015

Total segment revenues decreased $137.4 million, or 22% from $621.2 million in 2015 to $483.8 million in 2016.

The following table summarizes total revenue by segment for the years ended December 31, 2016 compared to the year ended December 31, 2015:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2016	2015	$	%
Automotive - Westport	$86.9	$100.1	$(13.2)	(13)%
Automotive - Fuel Systems	85.4	—	85.4	N/A
Total Automotive	172.3	100.1	72.2	72%
Corporate and Technology Investments	5.1	3.2	1.9	59%
CWI	276.5	331.9	(55.4)	(17)%
WWI	29.9	186.0	(156.1)	(84)%
Total segment revenues	$483.8	$621.2	$(137.4)	(22)%
Less: Equity investees' revenues	306.4	517.9	(211.5)	(41)%
Total consolidated revenues	$177.4	$103.3	$74.1	72%

Automotive revenue for the year ended December 31, 2016 was $172.3 million compared to $100.1 million for 2015. Total revenue for 2016 includes sales from Fuel Systems' business for the seven-month period since the June 1, 2016 acquisition. Excluding the acquisition, Westport's automotive revenue declined 13% in 2016 compared to 2015. Approximately, 2% of this decrease is due to the decline in the Euro against the U.S. dollar. The remaining decrease is due to softness in the end markets of Europe, Argentina and the United States as a result of low oil prices and other factors impacting local economies.

Fuel Systems' Automotive revenue for the seven months period since the acquisition through to December 31, 2016 was $85.4 million compared to $107.3 million for the same seven months period from 2015. Sales in Europe and Argentina have been impacted by lower exchange rates and softer end markets resulting from the decline in oil prices. Sales in the final quarter of 2016 were the strongest of the year as some stability returned to oil prices in the latter half of the year.

Corporate and Technology Investments revenue for the year ended December 31, 2016 increased $1.9 million, or 59% from $3.2 million to $5.1 million. The increase is primarily driven by revenue generated through new OEM partnerships related to the Company's HPDI technology. The Company met several key milestones in relation to HPDI 2.0 during 2016 with OEM partners.

CWI revenue for the year ended December 31, 2016 decreased $55.4 million, or 17% from $331.9 million to $276.5 million. CWI product revenue for the year ended December 31, 2016 decreased $68.8 million, or 25%, to $205.2 million on sales of 7,232 units compared to $274.0 million and 9,940 units for the year ended December 31, 2015, which was primarily attributed to weak market demand caused by sustained lower oil prices and competition with higher efficiency diesel engines. CWI parts revenue for the year ended December 31, 2016 was $71.2 million compared with $57.8 million for the year ended December 31, 2015 which was primarily attributed to a higher engine population in service.

Gross Margin 2016/2015

Total consolidated gross margin increased $18.2 million or 101% from $18.1 million in 2015 to $36.3 million in 2016.

The following table presents gross margin by segment for 2016 compared to 2015:

(expressed in millions of U.S. dollars)

	Year Ended		Year Ended
	December 31,	% of	December 31,	% of	Change
	2016	Revenue	2015	Revenue	$	%
Automotive - Westport	$14.5	17%	$14.9	15%	$(0.4)	(3)%
Automotive - Fuel Systems	17.7	23%	—	—%	17.7	N/A
Total Automotive	32.2	19%	14.9	15%	17.3	116%
Corporate and Technology Investments	4.1	80%	3.2	100%	0.9	28%
CWI	77.1	28%	101.4	31%	(24.3)	(24)%
WWI	3.0	10%	21.4	12%	(18.4)	(86)%
Total segment gross margin	$116.4	24%	$140.9	23%	$(24.5)	(17)%
Less: equity investees' gross margin	80.1	26%	122.8	24%	(42.7)	(35)%
Total consolidated gross margin	$36.3	20%	$18.1	18%	$18.2	101%

Automotive - gross margin increased $17.3 million to $32.2 million,or 19% of revenue, for the year ended December 31, 2016 compared to $14.9 million or 15% of revenue for the year ended December 31, 2015. The increase in gross margin was a result of the merger with Fuel Systems. Excluding the merger and the decrease in 2016 inventory obsolescence provision compared to 2015, Automotive gross margin would have decreased by $3.6 million. The decrease is due to a 13% decrease in revenue and changes in product mix in our European businesses.

Fuel Systems' gross margin includes $1.4 million for amortization of the inventory fair value adjustment recorded on acquisition. Excluding this adjustment, the gross margin and gross margin percentage would have been $16.7 million and 21%, respectively compared to $19.5 million and 20% for the seven months from the prior year. The increase in the gross margin percentage was the result of direct material cost reduction activities, restructuring of the US automotive business and lower warranty charges.

The high pressure components and electronics product lines, formerly classified under the Industrial business segment, were consolidated into the Automotive business and attributed to $2.4 million of the increase in 2016 from 2015.

CWI gross margin decreased $24.3 million to $77.1 million, or 28% of revenue for the year ended December 31, 2016, compared to $101.4 million or 31% of revenue, for the year ended December 31, 2015 as a result of a 27% decrease in engines sold during the period.

Research and Development Expenses 2016/2015

The following table presents details of research and development (“R&D”) expense by segment for 2016 compared to 2015:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2016	2015	$	%
Automotive - Westport	$9.6	$13.6	$(4.0)	(29)%
Automotive - Fuel Systems	6.5	—	6.5	N/A
Automotive	16.1	13.6	2.5	18%
Corporate and Technology Investments	39.8	39.2	0.6	2%
Total Research and Development	$55.9	$52.8	$3.1	6%

Automotive R&D expenses for the year ended December 31, 2016 increased by $2.5 million primarily due to the R&D costs associated with Fuel Systems, offset by lower R&D costs of Westport. The Westport R&D expense decreased $4.0 million as a result of closing the Australia research facility in June 2016, reductions in program expenses, decreased headcount, and favorable impacts of foreign currency translation from the Euro and the Canadian to the US dollar equivalent.

Corporate and Technology Investments R&D expenses increased $0.6 million from $39.2 million to $39.8 million as the Company prepares for the 2017 commercial launch of HPDI 2.0.

Sales and Marketing, General and Administrative Expenses 2016/2015

The following table presents details of Sales and Marketing, General and Administrative (“SG&A”) expense by segment for 2016 compared to 2015:

(expressed in millions of U.S. dollars)

	Years ended December 31,		Change
	2016	2015	$	%
Automotive - Westport	$16.2	$18.3	$(2.1)	(11)%
Automotive - Fuel Systems	12.3	—	12.3	N/A
Automotive	28.5	18.3	10.2	56%
Corporate and Technology Investments	35.0	34.4	0.6	2%
Total selling, general and administrative	$63.5	$52.7	$10.8	20%

Automotive SG&A expenses for the year ended December 31, 2016 increased by $10.2 million primarily due to the SG&A expenses from Fuel Systems offset by lower SG&A expense of Westport. Westport SG&A expenses decreased $2.1 million due to a reduction in workforce.

Corporate and Technology Investments SG&A expenses increased $0.6 million due to an increase of $2.5 million relating to merger transaction costs compared to 2015, offset by lower salary expenses from our restructuring activities.

Other significant expense and income items for 2017, 2016 and 2015

Restructuring expenses recognized for the year ended December 31, 2017 were $1.7 million compared to $19.0 million for the year ended December 31, 2016. Beginning in the third quarter of 2016, the Company initiated a series of restructuring activities which include the consolidation of facilities in Argentina, Canada, China, Italy and the United States. This resulted in an implementation of a reduction in workforce resulting in employee severance, one-time termination benefits and contract termination costs in the prior year. Refer to the consolidated financial statements note 14 for additional details.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly composed of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the year ended December 31, 2017, we recognized a net foreign exchange loss of $0.6 million with the strengthening in the Canadian dollar and Euro relative to the U.S. dollar. A majority of the foreign exchange loss for the year ended December 31, 2017 is unrealized.

For the year ended December 31, 2016, we recognized a net foreign exchange loss of $6.6 million with the movement in the Canadian dollar and Euro relative to the U.S. dollar. This compares to a net foreign exchange gain of $11.6 million for the year ended December 31, 2015.

Depreciation and amortization for the years ended December 31, 2017, December 31, 2016, and December 31, 2015 were $15.0 million, $15.4 million, and 13.7 million, respectively. The decrease in expense is due to an overall decline in completed purchases of property, plant and equipment, offset by an increase due to the acquisition of Fuel Systems. The amount included in cost of product revenue for the same periods were $5.2 million, $4.3 million and $2.0 million. The increase in 2016 is due to the acquisition of Fuel Systems in June 2016 and seven months of depreciation and amortization expense.

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method. Up until the end of the first quarter of 2016, the Company also recorded its 35% interest in WWI using the equity method; however, due to our sale of a portion of our economic interest in WWI on April 20, 2016, we no longer have the ability to exercise significant influence and, therefore, with effect from the second quarter of 2016, we have accounted for our interest using the cost method.

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2017	2016	2015
CWI - 50% interest income (loss)	$12.4	$5.6	$16.4
WWI	—	0.2	1.0
Other	0.1	—	0.2
Income from investments accounted for by the equity method	$12.5	$5.8	$17.6

As a result of the U.S. tax reform substantially enacted in the fourth quarter of 2017, CWI recorded a deferred tax expense of $13.4 million in 2017 which reduced income from investments by $6.7 million.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Years ended December 31,
	2017	2016	2015
Canadian debentures - 9% per annum	$2.7	$3.7	$3.9
Senior financing facilities	0.7	0.7	0.9
Convertible note - 9% per annum	1.6	0.9	—
Amortization of discount and non-cash interest expense	9.5	5.5	0.7
Total interest on long-term debt	$14.5	$10.8	$5.5

Interest on long-term debt for the year ended December 31, 2017 of $14.5 million is higher by $3.7 million compared to the year ended December 31, 2016. The sale of the APU business and the sale of additional Industrial assets resulted in royalty prepayments to Cartesian of approximately $10.9 million. The Company recorded an additional finance charge of $5.2 million as a result of the prepayment of the royalty payable on the completion of these transactions in the second quarter of 2017. This was offset by lower interest on the Canadian debentures due to maturity and repayment of the debt in the third quarter of 2017.

Interest on long-term debt for the year ended December 31, 2016 of $10.8 million was higher compared to the year ended December 31, 2015 due to additional interest accrued on the convertible debt and the accretion of the residual Cartesian long-term royalty payable.

Income tax recovery for the year ended December 31, 2017 was $4.4 million compared to an income tax expense of $4.0 million for the year ended December 31, 2016 and an income tax expense of $0.7 million for year ended December 31, 2015.

The tax recovery for 2017 relates to the use of tax losses to offset the tax expense related to the gain on sale of Industrial assets. The increase in tax expense for 2016 as compared to 2015 primarily relates to higher distributable earnings from our investment in CWI.

Discontinued operations, as discussed in note 6 in the 2017 consolidated financial statements, substantially all of the Industrial business segment (excluding the electronics and high pressure product lines) was sold during the second quarter of 2017. The Company recognized a net gain on sale of assets of $58.3 million.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

While the Company incurred significant recurring losses and negative cash flows from operating activities during 2017 and prior years, in the course of 2017 it completed significant asset sales and a capital increase which allowed reimbursement of long-term debt falling due in the year and continues to work towards its goals of increasing revenues and reducing expenditures, which management expects will allow achievement of significantly improved operating cash flows in 2018. In particular, with the HPDI 2.0 product now in production, the engineering and development spend and the associated capital expenditures on this product will decrease significantly in 2018 and this reduction will improve cash flows. See the Business Overview and General Developments section in this MD&A for further discussion on liquidity and going concern.

Our cash and cash position has increased by $10.9 million during 2017 to $71.8 million from $60.9 million at December 31, 2016. The increase is primarily the result of cash flows from the sale of the APU and Industrial businesses, cash generated from the equity issuance and a $20.0 million loan from EDC offset by the repayment of maturing debt, capital expenditures and research and development investment in our HPDI program, and restructuring costs incurred. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.

The Company has sustained net losses since inception, and as at December 31, 2017 has an accumulated deficit of $966.9 million. Management believes that the cash balances available as of December 31, 2017 and the improved cash flow expected in 2018 will provide sufficient funds for the Company to meet its obligations beyond the next 12 months. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
Cash Flow from Operating Activities.

We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, stock-based compensation expense, unrealized foreign exchange gain, income from investments accounted for by the equity method, provisions for inventory reserves and doubtful accounts, and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.
In 2017, our net cash flow used in operating activities in continuing operations was $47.5 million, a decrease of $32.9 million from net cash flow used in operating activities in the year ended December 31, 2016. The decreased cash flows was primarily driven by improved net income loss from operations and stronger management of working capital.
Cash Flow from Investing Activities
Our net cash from investing activities consisted primarily of cash acquired through the acquisition of Fuel Systems, dividends received from joint ventures and the sale of assets and investments, offset by purchases of property, plant and equipment property (“PP&E”).
During 2017, proceeds from the sale of assets classified as discontinued operations were $77.1 million. In addition, dividends from CWI increased by $3.2 million from $13.4 million in 2016 to $16.6 million in 2017. This cash inflow was offset by significant capital purchases mainly for the HPDI program of $25.3 million compared to $8.7 million from the prior year. In 2016, the Company acquired $45.3 million of cash when it acquired Fuel Systems and the sales of the Weichai investment and Plymouth plant asset also returned positive investment cash flows of $13.0 million and $11.7 million, respectively.
Cash Flow from Financing Activities
In 2017, the Company's net cash flow from financing activities decreased compared to 2016 by $45.7 million. In 2017, the Company received proceeds of $46.1 million from the issuance of shares and a new long-term debt facility. The Company also repaid its subordinate debenture and a portion of its royalty payable of $44.8 million and $11.5 million, respectively. In 2016, no debt was repaid and the Company issued a convertible note and royalty payable to Cartesian for proceeds of $35.0 million.
Cash Flow from Discontinued Operations
In 2017, our net cash flows from discontinued operations was $83.1 million due to the sale of the Auxiliary Power Units and other Industrial businesses.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$87.2	$87.2	$87.2	$—	$—	$—
Restructuring obligations	3.0	3.0	3.0	—	—	—
Long-term debt, principal (1)	54.4	54.4	9.0	14.5	30.9	—
Long-term debt, interest (1)	—	14.2	5.6	7.2	1.4	—
Long-term royalty payable (2)	19.0	35.0	2.0	11.1	14.1	7.9
Operating lease commitments	—	17.8	9.0	6.5	2.2	0.1
	$163.6	$211.6	$115.8	$39.3	$48.6	$8.0

(1)     For details of our long-term debt, principal and interest, see note 15 of the consolidated financial statements. To the extent that our outstanding debt bears interest at floating rates, contractual cash flows for interest have been calculated based on interest rates at December 31, 2017.

(2)     For details of our long-term royalty payable, see note 16 of the consolidated financial statements.

SHARES OUTSTANDING

For the year ended December 31, 2017, the weighted average number of shares used in calculating the loss per share was 119,558,566 . During the year ended December 31, 2017, we granted 993,659 RSUs and PSUs (together the “Share Units”). The Common Shares, share options and Share Units outstanding and exercisable as at the following dates are shown below:

	December 31, 2017		March 19, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	131,279,709		131,724,272
Share Units
Outstanding (1)	4,509,990	N/A	4,065,427	N/A
Exercisable	636,073	N/A	191,510	N/A

 (weighted average exercise prices are presented in Canadian dollars)

(1) As at December 31, 2017, includes 1,460,000 (March 19, 2018 - 1,460,000) PSUs with the payout level expected to be at 50%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in Note 3 of our calendar year 2017 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

Warranty Liability

Estimated warranty costs are recognized at the time we sell our products and included in cost of revenue. We use historical failure rates and costs to repair product defects during the warranty period, together with information on known products to estimate the warranty liability. The ultimate amount payable and the timing will depend on actual failure rates and the actual cost to repair. We review our warranty provision quarterly and record adjustments to our assumptions based on the latest information available at that time. Since a number of our products are new in the market, historical data may not necessarily reflect actual costs to be incurred, and this exposes the Company to potentially significant fluctuations in liabilities and our statement of operations. New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  We generally record warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. Adjustments to and estimated future direct warranty costs are accrued and charged to cost of revenue in the period when the related revenues are recognized while indirect warranty overhead salaries and related costs are charged to cost of revenue in the period incurred.

Revenue Recognition

The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped, provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectibility is reasonably assured.

The Company recognizes service revenue from research and development arrangements based on the contracts and the ability of the Company to measure its performance. Depending on the contract, revenues may be recognized using the milestone, percentage of completion, or completed contract methods of accounting. All costs incurred related to revenue earned from research and development contracts are recorded as research and development expense as incurred.

Inventories

The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost or first-in, first-out and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory

Property, Plant and Equipment and Intangible Assets

We consider whether or not there has been an impairment in our long-lived assets, such as equipment, furniture and leasehold improvements and intangible assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of property, plant and equipment

During the year ended December 31, 2017, the Company recorded an impairment charge of $1.6 million. The impairment resulted primarily from the write-down of engineering test equipment. The method used to determine the fair value of the equipment was based on utilization of assets and was recorded in the Corporate and Technology segment.

Intangible assets

Based on the revenue and operating results, the Company concluded there were impairment indicators as of November 30, 2017 and November 30, 2016 requiring the performance of a long-lived assets impairment test for customer contracts, technology and other intangibles. The Company completed its assessments at November 30, 2017 and November 30, 2016, respectively, and concluded that intangible assets were not impaired.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

 (a)    New accounting pronouncements to be adopted in the future:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates ("ASU") 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most previously existing industry-specific guidance throughout the Industry Topics of the Accounting Standards Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017.

ASU 2014-09 and related ASUs may be adopted using either the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We will adopt ASU 2014-09 and related ASUs on January 1, 2018, using the modified retrospective method. The Company completed its assessment at December 31, 2017, and concluded that there is no material impact to its financial statements on adoption. The Company implemented the necessary changes to its business processes and controls to support revenue recognition and disclosures under the new standard in the fourth quarter of 2017.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not anticipate a material impact to the Company's financial statements as a result of application of this guidance.

Income Taxes (Topic 740): Accounting for Income Taxes on Intercompany Transfers:

In October 2016, the FASB issued ASU 2016-16, which requires entities to recognize the income tax consequences of intercompany asset transfers in the period in which the transfer occurs, with the exception of inventory transfer. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017. The Company does not anticipate a material impact to the Company's financial statements as a result of this change.

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and interim periods with early adoption permitted. The Company's future minimum lease payments at December 31, 2017 under operating leases are disclosed in note 21(a). The Company has not yet evaluated the impact of the adoption of this new standard.

REGULATORY COMPLIANCE

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the FCPA in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued a follow up subpoena on February 14, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC’s investigation.  The investigation being conducted by the SEC has required and will continue to require significant resources.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis such that appropriate decisions can be made regarding public disclosures. As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

The CEO and CFO have concluded that as of December 31, 2017, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein and accumulated and reported to management to allow timely discussions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed under our supervision, and affected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

All internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, in relation to criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2017.

During the year ended December 31, 2017, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting except as follows:

An error was identified in our financial statements for the period ended June 30, 2017 relating to accounting for discontinued operations.  Accounting for discontinued operations was a new requirement as the Company had not had discontinued operations historically.  Management concluded that its review control over the accounting for discontinued operations was not designed with sufficient precision to prevent or detect a material error in its accounting. Accordingly, a reasonable possibility existed that a material misstatement in the Company’s financial statements related to the accounting for discontinued operations would not be prevented or detected on a timely basis as evidenced by the error that occurred in the second quarter. In the third quarter of 2017, we developed enhanced control and review procedures which detected and remediated the control deficiency.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2017. KPMG's audit report on effectiveness of internal control over financial reporting is included in the consolidated financial statements of this filing.

SUMMARY OF QUARTERLY RESULTS AND DISCUSSION OF THE QUARTER ENDED DECEMBER 31, 2017

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, acquisitions, product launch dates, research and development project cycles, timing of related government funding, impairment charges, stock-based compensation awards and foreign exchange impacts. Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data
(expressed in millions of United States dollars except for per share amounts)

Three months ended	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17
		(1) (2)	(2)	(1) (2)		(3)		(4)
Total revenue	$24.0	$37.2	$56.1	$60.1	$60.0	$62.1	$60.8	$64.2
Cost of product and parts revenue	17.6	29.1	47.5	47.0	42.5	46.3	45.9	48.2
Gross margin	$6.4	$8.1	$8.6	$13.1	$17.5	$15.8	$14.9	$16.0
Gross margin percentage	26.7%	22.5%	17.5%	23.1%	29.2%	25.4%	24.5%	24.9%
Net loss from continuing operations	$(24.6)	$3.3	$(33.8)	$(44.4)	$(12.8)	$(13.4)	$(15.7)	$(19.2)
Net income (loss) for the period	$(24.6)	$3.7	$(33.5)	$(43.2)	$(12.5)	$32.3	$(15.6)	$(14.2)
EBITDA (5)	$(19.3)	$9.7	$(25.7)	$(33.1)	$(6.5)	$(7.5)	$(10.5)	$(12.9)
Adjusted EBITDA (6)	$(11.9)	$(11.5)	$(10.4)	$(10.6)	$(4.1)	$(5.3)	$(5.0)	$(3.5)
Earnings (loss) per share
Basic	$(0.38)	$0.05	$(0.31)	$(0.43)	$(0.11)	$0.29	$(0.12)	$(0.14)
Diluted	$(0.38)	$0.04	$(0.31)	$(0.43)	$(0.11)	$0.26	$(0.12)	$(0.14)
CWI net income attributable to the Company	$0.5	$1.5	$2.8	$0.8	$1.8	$5.3	$5.8	$(0.4)

(1) Includes the one month period of results from the merger with Fuel Systems and a bargain purchase gain in net loss from continuing operations of $42.9 million for the three months ended June 30, 2016, which was reduced by $7.1 million to $35.8 million for the three months ended December 31, 2016.

(2) The Company has modified information for Q2, Q3 and Q4 of 2016 to exclude substantially all of the Industrial business segment, which has been reclassified as discontinued operations.

(3) During the second quarter of 2017, the Company completed the sale of non-core assets from its Industrial business unit and recognized a gain on sale of assets of $58.3 million.

(4) During the fourth quarter of 2017, the CWI recorded a tax charge of $13.4 million due to the US tax reform. This redeuced the Company's income from investments by $6.7 million. Excluding this tax charge, the net loss from continuing operations would have been $12.5 million and the net loss for the period would have been $7.5 million.

(5) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(6) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

THREE MONTHS ENDED DECEMBER 31, 2017 AND 2016

Our total revenue for the three months ended December 31, 2017 was $64.2 million, an increase of $4.1 million, or 7%, from $60.1 million for the three months ended December 31, 2016. The increase in revenue was primarily a result of the stronger Euro and pre-production launch of the Company's HPDI 2.0 product.

Our consolidated net loss for the three months ended December 31, 2017 was $14.2 million, or a loss of $0.14 per share compared to a net loss of $43.2 million, or a loss of $0.43 per share, for the three months ended December 31, 2016. The decrease in net loss primarily relates to higher gross margins, lower operating costs, gain in unrealized foreign exchange translation and lower impairment costs in 2017, offset by lower investment income from our CWI joint venture due to our 50% equity interest in a $13.4 million tax charge recorded by the joint venture related to the impact of the US tax reform on its valuation of deferred tax assets.

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17
Loss before income taxes	$(24.7)	$3.6	$(33.6)	$(40.8)	$(13.6)	$(17.3)	$(15.3)	$(19.2)
Interest Expense, net (1)	2.3	2.6	3.2	4.3	3.4	6.3	0.9	2.5
Depreciation and amortization	3.1	3.5	4.7	3.4	3.7	3.5	3.9	3.9
EBITDA	$(19.3)	$9.7	$(25.7)	$(33.1)	$(6.5)	$(7.5)	$(10.5)	$(12.9)

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA decreased by $2.4 million from a loss of $10.5 million for the three months ended September 30, 2017 to a loss of $12.9 million in the three months ended December 31, 2017 primarily as a consequence of a CWI tax charge which reduced investment income by $6.7 million, offset by stronger operating income performance.

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Mar-16	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17
EBITDA	$(19.3)	$9.7	$(25.7)	$(33.1)	$(6.5)	$(7.5)	$(10.5)	$(12.9)
Stock based compensation	4.0	2.3	2.9	1.2	1.1	3.1	2.1	0.7
Unrealized foreign exchange (gain) loss	1.3	4.1	(7.1)	8.1	(1.6)	1.0	2.5	(1.3)
Asset impairment	—	—	—	2.7	—	—	—	0.6
Inventory impairment from product line closure	—	—	4.3	1.3	—	—	—	—
Bargain purchase gain	—	(42.9)	—	7.1	—	—	—	—
Merger and financing costs	2.1	4.5	0.4	—	—	—	—	—
Amortization fair value inventory adjustment recorded on acquisition	—	0.4	1.0	—	—	—	—	—
(Gain) loss on sale of investments	—	6.3	(3.9)	(0.3)	—	—	—	—
Restructuring, termination and other exit costs	—	—	17.5	1.5	1.6	(1.6)	(0.1)	1.8
CWI US tax adjustment	—	—	—	—	—	—	—	6.7
Other	—	4.1	0.2	0.9	1.3	(0.3)	1.0	0.9
Adjusted EBITDA	$(11.9)	$(11.5)	$(10.4)	$(10.6)	$(4.1)	$(5.3)	$(5.0)	$(3.5)

RELATED PARTY TRANSACTIONS

The Company's related parties are CWI, Cartesian, directors, officers and shareholders which own greater than 10% of the Company's shares. During 2017, Mr. Costamagna, the former Chief Executive Officer ("CEO") of Fuel Systems, left the Company's Board of Directors and was no longer considered a related party. Mr. Costamagna and his associated companies continue to supply facilities, products and services to the Company.

See Note 20 of the consolidated financial statements as at December 31, 2017 for details of related party transactions.

BUSINESS RISKS AND UNCERTAINTIES

An investment in our business involves risk and readers should carefully consider the risks described in our AIF and other filings on www.sedar.com and www.sec.gov. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks discussed in our AIF, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties discussed in our AIF may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects. A full discussion of the risks impacting our business is contained in the AIF for the year ended December 31, 2017 under the heading “Risk Factors” and is available on SEDAR at www.sedar.com.